Mail Stop 3010

July 16, 2009

Via U.S. Mail and Fax (317) 685-7275
Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, L.P.
225 West Washington Street
Indianapolis, IN 46204

> RE: **Simon Property Group, L.P.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009 and May 8, 2009**
> **File No. 333-11491**

Dear Mr. Sterrett:

We have reviewed your response letter dated June 18, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Equity

Exchange Rights, page 56

1. We have read and reviewed your response to comment 3. We note that the decision whether to pay cash or deliver shares of Simon Property Group, Inc. (the REIT) to Limited Partners who exercise their exchange rights is made by the REIT as general partner on behalf of Simon Property Group, L.P. (the OP) and is therefore within the control of the OP. Please tell us how the OP controls the ability to obtain shares from the REIT. Is there a contractual arrangement between the REIT and the OP that obligates the REIT to deliver its shares to the

OP in the event a redemption request is made to the OP's general partner? If so, please provide excerpts from contractual agreement.

2. Please tell us whether the REIT in its capacity as the OP's general partner, would be precluded from delivering its own shares to satisfy redemption of the OP units solely because of fiduciary duties to the REIT's shareholders. Your response indicates that the OP's partnership agreement expressly provides that the decision to pay cash or deliver shares of the REIT to the Limited Partners who exercise their exchange rights is made solely by the General Partner for and on behalf of the OP. Your response suggests that you do not believe there is any disparity between the fiduciary duties of the REIT to its shareholders versus its fiduciary duties as the general partner of the REIT. If this is correct, please provide us with a more expansive legal analysis in support of this view.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief